605 Page 1 of 2 15 July 2001 Form 605 Corporations Act 2001 Section 671B Notice of ceasing to be a substantial holder To Company Name/Scheme James Hardie Industries PLC ACN/ARSN 097 829 895 1. Details of substantial holder (1) Name Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) ACN/ARSN (if applicable) 100 325 184 The holder ceased to be a substantial holder on 14/07/2021 The previous notice was given to the company on 19/04/2021 The previous notice was dated 19/04/2021 2. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (4) Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected REFER TO ANNEXURE A PART 1 AND PART 2 3. Changes in association The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association REFER TO ANNEXURE B - NO CHANGES 4. Addresses The addresses of persons named in this form are as follows: Name Address REFER TO ANNEXURE C Signature print name CALVIN KWOK capacity COMPANY SECRETARY Exhibit 99.1

605 Page 2 of 2 15 July 2001 sign here date 19/07/2021 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form. (2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (3) See the definition of "associate" in section 9 of the Corporations Act 2001. (4) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (6) The voting shares of a company constitute one class unless divided into separate classes. (7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

James Hardie Industries PLC Annexure A - Part 1 Date of Change Person whose relevant interest changed Nature of change Consideration given in relation to change Number of securities affected Person's votes affected Class of securities Pinnacle Investment Management Group Limited Pinnacle Investment Management Limited Ariano Pty Limited (ACN 605 250 799) Next Financial Limited (ACN 081 722 894) Next Financial Nominees Pty Ltd (ACN 093 252 576) Next Financial Nominees No. 2 Pty Ltd (ACN 132 819 115) Investment Solutions Client Services Pty Ltd (ACN 117 898 334) Priority Funds Management Pty Ltd (ACN 120 826 575) Priority Investment Management Pty Ltd (ACN 116 943 456 PNI Option Plan Managers Pty Ltd (ACN 125 030 766) Pinnacle RE Services Limited (ACN 130 508 379) Pinnacle Services Administration Pty Ltd (ACN 126 175 148) Pinnacle Investment Management (UK) Limited (Company Number 11026111) POSH Nominees Pty Limited (ACN 620 094 251) Disposal of securities by one or more affiliated investment managers which it or its associates holds directly or indirectly above 20% voting power in (see Annexure A – Part 2) and/or Pinnacle Fund Services Limited, who each in turn hold relevant interests in the securities the subject of this notice. Ordinary fully paid

Pinnacle Fund Services Limited (ACN 082 494 362) Disposal of securities in its capacity as responsible entity or trustee of registered or unregistered schemes and/or relevant interest by virtue of section 608(3)of the Corporations Act as it or its associates holds directly or indirectly above 20% voting power in one or more affiliated investment managers (see Annexure A – Part 2) who each in turn hold relevant interests in the securities the subject of this notice. Ordinary fully paid This is Annexure "A - Part 1" as mentioned in form 605 Notice of ceasing to be a substantial holder Calvin Kwok Company Secretary Date: 19/07/2021

James Hardie Industries PLC Annexure A - Part 2 Affiliated Investment Managers in which Pinnacle has over 20% voting power Antipodes Partners Limited (ACN 602 042 035) Hyperion Asset Management Limited (ACN 080 135 897) Metrics Credit Partners Pty Limited (ACN 150 646 996) Palisade Investment Partners Limited (ACN 124 326 361) Plato Investment Management Limited (ACN 120 730 136) Resolution Capital Limited (ACN 108 584 167) Solaris Investment Management Limited (ACN 128 512 621) Two Trees Investment Management Pty Limited (ACN 616 424 170) Riparian Capital Partners Pty Ltd (ACN 630 179 752) This is Annexure "A - Part 2" as mentioned in form 605 Notice of ceasing to be a substantial holder Calvin Kwok Company Secretary Date: 19/07/2021

James Hardie Industries PLC Annexure B Name ACN Nature of Association Pinnacle Investment Management Group Limited 100 325 184 Related body corporate of each other entity listed in Annexure B. Pinnacle Investment Management Limited 109 659 109 Related body corporate of each other entity listed in Annexure B. Pinnacle Fund Services Limited 082 494 362 Related body corporate of each other entity listed in Annexure B. Ariano Pty Limited 605 250 799 Related body corporate of each other entity listed in Annexure B. Next Financial Limited 081 722 894 Related body corporate of each other entity listed in Annexure B. Next Financial Nominees Pty Ltd 093 252 576 Related body corporate of each other entity listed in Annexure B. Next Financial Nominees No. 2 Pty Ltd 132 819 115 Related body corporate of each other entity listed in Annexure B. Investment Solutions Client Services Pty Ltd 117 898 334 Related body corporate of each other entity listed in Annexure B. Priority Funds Management Pty Ltd 120 826 575 Related body corporate of each other entity listed in Annexure B. Priority Investment Management Pty Ltd 116 943 456 Related body corporate of each other entity listed in Annexure B. PNI Option Plan Managers Pty Ltd 116 943 456 Related body corporate of each other entity listed in Annexure B. Pinnacle RE Services Limited 130 508 379 Related body corporate of each other entity listed in Annexure B. Pinnacle Services Administration Pty Ltd 126 175 148 Related body corporate of each other entity listed in Annexure B. Pinnacle Investment Management (UK) Limited Company Number 11026111 Related body corporate of each other entity listed in Annexure B. POSH Nominees Pty Limited 620 094 251 Related body corporate of each other entity listed in Annexure B. This is Annexure "B" as mentioned in form 605 Notice of ceasing to be a substantial holder Calvin Kwok Company Secretary Date: 19/07/2021

James Hardie Industries PLC Annexure C Name Address Pinnacle Investment Management Group Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Fund Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Group Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Fund Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Ariano Pty Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Nominees Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Nominees No. 2 Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Investment Solutions Client Services Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Priority Funds Management Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Priority Investment Management Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia PNI Option Plan Managers Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management (UK) Limited 7th Floor, Dashwood House, 69 Old Broad Street, London EC2M 1QS, United Kingdom Pinnacle RE Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Services Administration Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia POSH Nominees Pty Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia This is Annexure "C" as mentioned in form 605 Notice of ceasing to be a substantial holder Calvin Kwok Company Secretary Date: 19/07/2021